July 20, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (609) 655-5653

Joseph M. Reardon
Senior Vice President and Treasurer
1st Constitution Bancorp
2650 Route 130
P.O. Box 634
Cranbury, New Jersey 08512


Re:	1st Constitution Bancorp
	Form 10-K filed March 24, 2005
	File No. 0-32891

Dear Mr. Reardon:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended December 31, 2004

Item 9A. "Controls and Procedures", page 29.

1. Tell us why you have not included Management`s annual report on internal control over financial reporting and the Attestation report
of the registered public accounting firm as required by Items
308(a)
and 308(b) of Regulation S-K.   Include this report in your
amendment
if necessary.



Note 1, Summary of Significant Accounting Policies,  page F-8

Segment Information, page F-12

2. With respect to your accounting policies regarding segment information please explain to us the following:

* Tell us why you have not provided the footnote disclosure for annual and interim periods required by paragraphs 25 to 33 of SFAS 131 for your mortgage banking operations.

* Explain how your determined if your mortgage banking operations qualify for segment reporting considering in 2004 the $1.4 million gain on sale of loans held for sale was 37% of net income of $3.8 million.

* Explain why you have not discussed separately the operating results of your commercial and mortgage banking operations in Management
Discussion and Analysis.

* Revise relevant portions of your filing as necessary.

Loans and Loans held for Sale, page F-9

3. We refer to the statement that unearned income is recognized over the lives of the loans principally using the effective interest method. Please tell us what other methods you are using to determine interest income, discuss the authoritative accounting literature that supports their use and quantify the effects on net income of using the other method(s) as compared to the effective yield method. Revise your accounting and related disclosures if necessary.

Critical Accounting Policies, Allowance for Loan Losses and
Related
Provision - page 22

4. Please revise to include a breakdown of the charge-offs and recoveries by type of loan as specified in the tabular format in
Section IV.A of Industry Guide 3.

5. Please revise to disclose the specific factors that influenced management`s judgment in determining the amount of additions to the allowance through provisions charged to operating expenses for each of the five years presented. Refer to Instruction (2) to Section IV.A of Industry Guide 2.

6. We refer to your statement in the first full paragraph on page
23
that management believes the quality of the loan portfolio remains sound and the provision for loan losses was determined primarily based on the manageable balance of non-accrual loans and their assessment of economic conditions. Considering you have recorded provisions for loan losses of $240,000 during each of the last three fiscal years and of $60,000 during the three-months ended March
31,
2005, please tell us and revise your filing to include an expanded discussion of the methodology and factors you used to determine that the allowance for loan losses, as adjusted by the provision was adequate to provide for estimated losses inherent in the loan
portfolio for each period presented.    Consider in your
discussion
the following factors, which appear to provide the basis for recording an additional increase to the allowance for loan losses:

* The 34% increase in the Bank`s year end loan portfolio in 2004, considering the $220.1 million balance in 2004 as compared to
$164.0
million for 2003.

* The 54% increase in construction loans, which increased from $57 million in 2003 to $88 in 2004.

* The changes in the risk characteristics of the loan portfolio in 2004 due to higher risk construction loans which accounted for 42% of the total loan portfolio in 2004, as compared to 35% in 2003 and
21%
in 2002.

* The 232% increase in non-performing assets of $1.1 million for 2004, as compared to $331,000 in 2003.

* The risk characteristics of each specific category of non-performing loans, including an analysis as to their collateralization status based on recent appraisals. Discuss how actual changes and expected trends in non-performing loans have affected the determination of the allowance.

7. Tell us and revise the filing to describe your methodology for determining the amount of your loan loss allowance, including:

* How you determined each element of the allowance based on a credit classification process that categorizes loans into risk categories.

* Which loans are evaluated individually and which loans are evaluated as a group, considering the requirements of SFAS 5, as amended by SFAS 114.

* How you determined both the allocated and unallocated portions of the allowance for loan losses, and

* How you determined the loss factors that you applied to graded loans to develop a general allowance.



Form 10-Q for the period ended March 31, 2005

Allowance for Loan Losses, page 15

8. We note you recorded a provision for loan losses of $60,000 for the three-month period ended March 31, 2005 and have no loans charged off or recoveries during this period, although non-performing assets
increased 232% during 2004 have continued to increase during the most
recent interim period. In this regard, please provide us with the following analysis of non-performing assets as of December 31, 2005 and March 31, 2005 that should include the following information:

* An aging of the major loans by loan type which are included in non-performing loans as of December 31, 2004 and March 31, 2005. Explain and disclose the types of loans classified as nonperforming assets, the extent of collateralization and their risk characteristics.

* The additions to non-performing loans by loan amounts and loan type during the three-month period ended March 31, 2005.

* The payments received on loans outstanding as of December 31,
2004
that were made during the three-month periods ended March 31, 2005 and June 30, 2005 for each major non-performing loan as of December
31, 2004.

* An analysis of the collectibility of the loans that were non-performing as of December 31, 2004 and that continue to be non performing as of March 31, 2005. Explain the reasons why no additional reserves have been taken with respect to these loans or why they have not charged against the allowance as uncollectible accounts.

* We may have additional comments upon receipt and review of your responses.



*	*	*










Closing Comments

      As appropriate, please amend your filing and respond to
these
comments within 10 business days or tell us when you will provide us
with a response.   You may wish to provide us with marked copies
of
the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
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Joseph M. Reardon
1st Constitution Bancorp
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